Hi everyone!

I wanted to share something super exciting with you: Bloomy is launching our community fundraise! After an amazing first 7 months of growth, we're raising capital to grow Bloomy nationwide, expand our software products & online marketplace and launch our first two in-person social wellness hubs in LA & NYC!

As we raise from professional startup investors, I wanted to invite you, our Bloomy community, to invest as well so that you can actually own a piece of Bloomy's mission and success as we grow together.

You can find all of the details for the fundraise here. I've kept the minimum at $100 to allow access for all of the Bloomy community to be involved and I would love to have you around the table!

Let me know if you have any questions or want to hop on a call to learn more! Feel free to grab time with me here.

Best,
Bray

Bray Wilcock, Founder

bloomy

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.